

April 24, 2014

Via E-mail
Jeffrey L. Edwards
Executive Vice President,
Finance and Business Development,
Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

>   **Re: Allergan, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **File No. 001-10269**

Dear Mr. Edwards:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Contractual Obligations and Commitments, page 63</u>

1. Please summarize for us your potential milestone and royalty payments related to your collaborations and explain why these potential payments are excluded from the Contractual Obligations and Commitments table. Refer to Item 303(a)(5) of Regulation S-X.

Notes to the Consolidated Financial Statements
Note 3: Discontinued Operations, page F-17

2. Please tell us the date in 2012 that you performed your annual impairment testing on your intangible assets, net related to your Obesity Intervention business that had a carrying value of $369 million as of December 31, 2012, and provide us an analysis demonstrating that these assets were recoverable at the testing date. In your response, address your consideration of the negative trend in Obesity intervention product net sales over the past several years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Mary Mast Senior Staff Accountant, at (202) 551- 3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant